UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 29, 2007

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1). Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Item 1 – Information Contained in this Form 6-K Report

On September 17, 2007, Seaspan Corporation (the “Company”) entered into an agreement to terminate the time charters between the Company and COSCO Container Lines (Hong Kong) Co., Ltd. (“COSCON HK”), a subsidiary of Container Lines Co., Ltd. of Shanghai (“COSCON”), for each of the Company’s eight 8500 TEU vessels being built by Hyundai Heavy Industries Co., Ltd. The Company simultaneously entered into eight new time charters for the 8500 TEU vessels with COSCON. The new time charters are substantially on the same terms and conditions in all material respects as the original time charters with COSCON HK.

On September 28, 2007, the Company entered into a management agreement (the “Management Agreement”) with Seaspan Management Services Limited (the “Manager”), Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. to provide technical services for the following vessels:

•	two of the Company’s 2500 TEU vessels to be constructed by Jiangsu Yangzijiang Shipbuilding Co., Ltd. and chartered to Kawasaki Kisen Kaisha Ltd.;

•	four of the Company’s 4250 TEU vessels to be constructed by Jiangsu New Yangzi Shipbuilding Co., Ltd. and chartered to Compañia Sud Americana De Vapores S.A.; and

•	eight of the Company’s 8500 TEU vessels to be constructed by Hyundai Heavy Industries Co., Ltd. and chartered to COSCON.

The terms of the Management Agreement are substantially similar to those of the management agreement dated May 18, 2007 for the Company’s 2500 and 3500 TEU vessels and the management agreement dated May 18, 2007 for the Company’s 5100 TEU vessels with respect to the technical services and services related to pre-delivery matters. Under the Management Agreement, the Manager will provide technical ship management and pre-delivery services for the relevant vessels, including managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory compliance and compliance with the law of the flag of each vessel and of the places where the vessel trades, ensuring classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, training, transportation, compensation and insurance of the crew (including processing all claims), performing normally scheduled dry-docking and general and routine repairs, arranging insurance for vessels (including marine hull and machinery insurance, protection and indemnity insurance and risks and crew insurance), purchasing certain stores and equipment, making maintenance capital expenditures for vessels during their operation, appointing supervisors and technical consultants, providing technical support, shoreside support, shipyard supervision, and attending to all other technical matters necessary to run the vessels.

Under the Management Agreement, the Company will pay an initial technical service fee of $4,200 per vessel per day to the Manager for the management of the two 2500 TEU vessels, $4,725 per vessel per day for the four 4250 TEU vessels and $6,000 per vessel per day for the eight 8500 TEU vessels. These fees will remain in effect until December 31, 2008 and will thereafter be adjusted every three years. The Management Agreement will expire on December 31, 2025, unless renewed or terminated earlier pursuant to it terms.

The following documents are filed with reference to and hereby incorporated by reference into this report on Form 6-K.

99.1	Vessel Management Agreement—Two 2500 TEU “K”Line Vessels / Four 4250 TEU CSAV Vessels / Eight 8500 TEU COSCON Vessels dated September 28, 2007 among the Company, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: October 29, 2007	By:	/s/ Sai Chu
Sai Chu Chief Financial Officer